MONUMENTAL MARKETING, INC.

7 Jabotinsky Street

Aviv Tower, 46th Floor

Ramat Gan, Israel 52520

Phone: 972 3 575-1296

Fax: 972 3 575-1297

July 18, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention:	Tia Jenkins, Senior Assistant Chief Accountant
Office of Emerging Growth Companies

Dears Sirs/Mesdames:

Re:	Monumental Marketing Inc. (the “Company”)

Form 10-KSB for Fiscal Year Ended September 30, 2006 filed January 16, 2007

Your File No. 0-28769

Further to your letter of June 22, 2007, we respond to your comments as follows:

Item 4.01 Form 8-K

1.	We are filing a Form 8-K announcing the change of auditors from Robison Hill and Company to Pollard-Kelley Auditing Services, Inc.
2.	We will file a copy of the Exhibit 16 letter with the above-mentioned Form 8-K;

In connection with the comments in your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I trust you will find everything to be in order, but if you should have any questions or comments, please contact the undersigned.

Yours truly

MONUMENTAL MARKETING, INC.

Per: /s/ Haim Karo

Haim Karo